Exhibit 99.1

2006 annual report summary

creating value:
in the upstream oil and gas business

TALISMAN ENERGY

Talisman Energy Inc. is an upstream oil and gas company with a balanced portfolio of North American and international operations. Talisman was established as an independent company in 1992 and has its headquarters in Calgary, Alberta, Canada.

Talisman is listed on both the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 index. At year-end, the Company had an enterprise value (market value of common shares plus book value of debt) of approximately $25 billion, with 1,064 million shares outstanding.

Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Report Summary. Talisman Energy Inc.'s subsidiaries conduct business in various parts of the world. For ease of reference, the terms 'Talisman' and 'Company' are used in this Annual Report Summary to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless indicated otherwise. References to production, reserves, acreage and drilling are gross (before royalty) numbers, unless otherwise indicated.

Talisman encourages its stakeholders to read the Company's 2006 Annual Financial Report, which contains Management's Discussion and Analysis, audited Consolidated Financial Statements and Notes, and Supplementary Information, as well as its 2006 Corporate Responsibility Report. These documents can be obtained from the Company or viewed online at **www.talisman-energy.com.**

Front Cover Talisman-operated Piper B platform located in the North Sea. Modifications are being made to the Piper platform to handle additional production volumes from Talisman's Tweedsmuir field development.

Inside Front Cover Cowlick 14-26-58-7W6 in Alberta Foothills.

Talisman Energy 2006 Annual Report Summary	1

proven track record

Talisman’s mission is to create value for its shareholders by growing reserves, production and cash flow per share. The Company’s target is 5 to 10% annual production per share growth.

Talisman’s strategic focus is high deliverability, deep gas opportunities in North America and large international oil and natural gas projects. The Company believes this strategy will enable it to continue to meet its growth targets while generating superior economic returns.

In 2006, 96% of Talisman’s production came from three operating regions: North America, the North Sea and Southeast Asia. Approximately 54% of Talisman’s production was high quality crude oil and liquids and 46% was natural gas.

Over the past 15 years, Talisman has grown production per share by 10% annually and cash flow per share1 by 25% annually.

1    Non-GAAP measure. See advisories on page 36.

2	highlights
3	2006 year in review
4	discussion with Dr. Jim Buckee
10	business environment
11	high quality reserves
12	North America
14	North Sea
16	Southeast Asia
18	other international areas
20	an experienced management team
21	corporate governance and corporate responsibility
25	financial statements
28	historical summaries
29	ratios and key indicators
30	additional information
32	market information
33	directors and executives
33	corporate information
34	investor information
35	advisories
ibc	abbreviations and definitions

2	Talisman Energy 2006 Annual Report Summary

Readers are referred to Talisman’s 2006 Annual Financial Report, which contains Management’s Discussion and Analysis, audited Consolidated Financial Statements and Notes, and Supplementary Information. The Annual Financial Report can be obtained from the Company or viewed online at www.talisman-energy.com.

highlights

(millions of C$ unless otherwise stated)	2006	2005	2004
Gross sales	10,030	9,554	6,874
Cash flow [1]	4,748	4,672	2,916
Net income	2,005	1,561	654
Earnings from continuing operations [1]	1,583	1,853	629
Shares outstanding (millions) at December 31 [3]	1,064	1,099	1,126
Per common share [3]
Cash flow ($) [1]	4.35	4.23	2.54
Net income ($)	1.84	1.41	0.57
Earnings from continuing operations ($) [1]	1.45	1.68	0.55
Annual dividend ($)	0.15	0.11	0.10
Production (boe) [2,5]	0.162	0.155	0.139
Proved reserves (boe) [2,5]	1.57	1.49	1.32
Total assets [8]	21,461	18,354	12,408
Long-term debt	4,560	4,263	2,457
Oil production (mbbls/d) [2]	262	250	228
Gas production (mmcf/d) [2]	1,342	1,319	1,259
Total production (mboe/d) [2,5]	485	470	438
Total net production (mboe/d) [4,5]	402	390	365
Exploration and development spending	4,578	3,179	2,538
Year-end proved reserves (mmboe)	1,667	1,639	1,488
Net wells drilled (number)	470	419	405
Realized oil and gas price ($/boe) [6,7]	57.45	56.67	42.75
WTI oil price (US$/bbl)	66.25	56.70	41.40
NYMEX gas price (US$/mmbtu)	7.26	8.55	6.09
Permanent employees at December 31 (number)	2,388	2,138	1,870

All data, except earnings from continuing operations, includes results of continuing and discontinued operations.
1	Non-GAAP measure. See advisories and definitions on page 36.
2	Production and reserve numbers are before royalties unless otherwise indicated.
3	Prior years per common share numbers have been adjusted to reflect the three-for-one share split, which was effected in May 2006.
4	Net production (after royalties).
5	Six mcf of natural gas equals one boe.
6	Before hedging.
7	Excludes synthetic oil.
8	Prior years have been restated to include bank indebtedness as a liability.

Talisman Energy 2006 Annual Report Summary	3

2006 year in review

With the progress made on development projects, non-core asset sales and share buybacks in 2006, Talisman expects significant production per share growth in 2008 and 2009.

Gross sales were up 5% to $10 billion (including $668 million from discontinued operations) on higher volumes and oil prices.

Cash flow1 increased 2% to $4.7 billion ($4.35/share). The Company expects to generate approximately $5 billion in cash flow in 20072.

Net income was a record $2 billion versus $1.6 billion a year earlier. The 2006 results include $432 million of after tax gains on dispositions.

Earnings from continuing operations 1 were $1.6 billion. This measure adjusts for one-time and non-operational factors.

The Company announced plans to sell approximately 57,000 boe/d of non-core assets to streamline operations and focus on higher return and higher growth projects. The proceeds from some of these sales have been directed toward repurchasing Talisman shares.

Over the 12-month period ending February 28, 2007, the Company had repurchased approximately 51 million shares at a cost of $958 million.

The Company increased its annual dividend by 32% to 15 cents per share.

The Company subdivided its shares on a three-for-one basis in order to increase trading liquidity.

Production increased by 3% to 485,000 boe/d, largely due to increased Southeast Asian oil volumes. Production per share increased by 4.4%. After asset sales, Talisman expects production in 2007 to average 485,000 boe/d3, with production per share growth expected to be within its targeted range of 5 to 10%.

Year-end proved reserves were 1.67 billion boe (46% oil and liquids and 54% natural gas). The Company added 202 mmboe of proved reserves through drilling and revisions, replacing 116% of production. Talisman’s reserves life index is 15.2 years based on proved and probable reserves.

Year-end debt was $4.6 billion with a debt to trailing cash flow 1 ratio of 0.96.

Exploration and development spending was $4.6 billion and is expected to be $4.8 billion in 2007. The Company spent $1.55 billion on exploration (including low risk drilling in Western Canada) and $3 billion on development activities.

The Company participated in 470 net oil and gas wells with a 97% success rate.

Talisman’s realized oil equivalent price was up 1% as international oil prices increased by 17% and North American natural gas prices fell 15%.

1    Cash flow and earnings from continuing operations are non-GAAP measures. See advisories on page 36.

2    Assumes production of 485,000 boe/d, US$65/bbl WTI oil price, US$7.50/mmbtu NYMEX gas price, US$/C$0.90 exchange rate.

3    +/– 5%.

2007 outlook

Production guidance of 485,000 boe/d, +/– 5%

5 to 10% production per share growth

$5 billion in cash flow

Completion of announced asset sales

Continuing share repurchases

4	Talisman Energy 2006 Annual Report Summary

Dr. Jim Buckee

President and

Chief Executive Officer

We did generate $4.75 billion in cash flow, our eighth consecutive record.

I was disappointed with the Company’s share price performance in 2006.

In North America, we added a record 471 bcf of proved natural gas reserves, replacing 142% of gas production.

discussion with Dr. Jim Buckee

Financially, 2006 was a good year for Talisman with record cash flow and earnings. The Company continued to progress its major developments in the North Sea and Southeast Asia. We continue to act to increase long term shareholder value while maintaining a prudent balance sheet. We increased the dividend by 32% and split Talisman shares on a three-for-one basis to enhance liquidity. We’ve announced the sale of approximately 57,000 boe/d of non-core assets with the intent of using a large portion of the proceeds to repurchase Talisman shares.

What is your assessment of Talisman’s performance in 2006?

JIM  Operationally, 2006 was a difficult year not only for Talisman but for oil and gas producers in general, due in part to adverse weather and lengthy procurement lead times. Having said that, we did generate $4.75 billion in cash flow, our eighth consecutive record, despite lower natural gas prices and a stronger Canadian dollar. Net income was also a record $2 billion, up from $1.6 billion in 2005. Talisman’s production averaged 485,000 boe/d and we increased production per share by 4.4% year-over-year. We also made significant progress on our development projects in the North Sea and Southeast Asia.

I was disappointed with the Company’s share price performance in 2006. The share price fell 3.5% last year, although, including the 90% increase in 2005, Talisman’s share price performance has exceeded our peer group over the past two years.

What were some of the highlights from last year?

JIM  In North America, we drilled 496 successful natural gas wells, including significant discoveries in the Alberta Foothills, in Monkman and in Appalachia, which have extended existing play boundaries. We are also developing a major new natural gas play along the Outer Foothills, where we acquired over 260,000 gross acres in 2006 and believe the unrisked contingent and prospective resource potential could be 1 to 2 tcf. The Company set new production records in the Alberta Foothills and in Bigstone/Wild River. The Palliser and Lynx Pipelines were completed and Talisman Midstream Operations transported a record 600 mmcf/d of natural gas in February 2007. We acquired additional, highly prospective acreage in Alaska where we now hold interests in almost one million net acres.

Talisman Energy 2006 Annual Report Summary	5

In the North Sea, we drilled 32 successful oil and gas wells. The Company continues to progress nine developments in the UK and two in Norway, which we expect will increase our total North Sea production to between 230,000 to 240,000 boe/d in 2009. This includes 26,000 boe/d from the Yme field redevelopment in Norway, which was sanctioned at year-end. I was pleased with the integration of the Paladin assets and the acquisition of the Auk and Fulmar fields. Auk has over 800 mmbbls of original oil in place, a recovery factor to date of only 18% and a lot of development potential. We also installed the first five megawatt turbine as part of the Beatrice Wind Farm Project.

In Indonesia, the 400 mmcf/d gas plant expansion at Corridor has been tied in, in preparation for first sales to West Java. We participated in a phenomenal well in the Corridor Block which is on production at 150 mmcf/d. We also acquired a highly prospective deepwater exploration block, west of Sulawesi. In Malaysia/Vietnam, the Bunga Tulip development came onstream in the fourth quarter at approximately 4,000 boe/d. We have started work on the PM-3 CAA Northern Fields development, with first liquids production expected in the third quarter of 2008, ramping up to 40,000 bbls/d by year end. In Vietnam, we drilled a successful exploration well on Block 15-2/01 at year-end. The well tested at 14,863 bbls/d and appraisal work is underway. This could be a significant discovery.

In Algeria, we are continuing with the Phase 2 expansion of the Greater MLN gas reinjection project. In Tunisia, we acquired rights to the prospective El Hamra Block. We drilled two successful offshore exploration wells in Trinidad and Tobago and acquired a highly prospective exploration block in Colombia.

We replaced 116% of production through drilling and revisions in 2006, growing proved reserves by 2% to 1.67 billion boe. In North America, we added a record 471 bcf of proved natural gas reserves, replacing 142% of gas production. Internationally, we replaced 123% of liquids production.

Production in 2006 was below expectations.

Is this a concern going forward?

JIM  Our original forecast for 2006 was between 515,000 and 545,000 boe/d and, accounting for asset sales, we missed the midpoint of the range by 7.5%. However, the shortfall was mainly due to poor weather, longer procurement lead times and unexpected operating challenges. Given extremely tight industry conditions, many companies missed production guidance last year.

In North America, inclement weather delayed well tie-ins and infrastructure completions, while numerous third-party outages resulted in shut-in production. In the North Sea, production shutdowns for maintenance took longer than expected and there was an extended outage at Ross/Blake due to compressor problems. We also experienced extended compressor outages in North America and Algeria. Natural gas nominations in Malaysia were lower than expected and both oil and gas production was affected by an extended maintenance turnaround due to adverse weather conditions.

I believe we are steadily overcoming our production issues. We have taken a more conservative approach to forecasting our 2007 volumes, factoring in additional downtime for maintenance, turnarounds and unplanned shutdowns.

The Company continues to progress nine developments in the UK and two in Norway, which we expect will increase our total North Sea production to between 230,000 to 240,000 boe/d in 2009.

We have started work on the PM-3 CAA Northern Fields development, with first liquids production expected in the third quarter of 2008, ramping up to 40,000 bbls/d by year-end.

In Vietnam, we drilled a successful exploration well on Block 15-2/01 at year-end. This could be a significant discovery.

I believe we are steadily overcoming our production issues.

6	Talisman Energy 2006 Annual Report Summary

For 2007, we expect production to average 485,000 boe/d, +/– 5%.

Based on the midpoint of our production guidance, cash flow is expected to be approximately $5 billion in 2007.

We prudently set our 2007 spending to focus on high quality projects while operating in a volatile commodity price environment.

For 2007, we expect production to average 485,000 boe/d, plus or minus 5%. This includes the impact of non-core asset sales, which will total approximately 57,000 boe/d when completed. With new projects coming onstream in the North Sea, additional oil and gas volumes in Southeast Asia and continued successful drilling in North America, we expect production in 2009 to be 20 to 30% above projected 2007 levels.

What are Talisman’s plans in 2007?

JIM  Based on the midpoint of our production guidance, cash flow is expected to be approximately $5 billion in 2007. This assumes a US$65/bbl WTI oil price, a US$7.50/mmbtu NYMEX natural gas price and a 90 cent Canadian dollar. As of early March, oil prices were lower than our forecast but were partially offset by the weaker Canadian dollar, so I am still comfortable with this cash flow estimate.

We prudently set our 2007 spending to focus on high quality projects while operating in a volatile commodity price environment. Exploration and development spending is budgeted at $4.8 billion in 2007, compared to $4.6 billion in 2006. North America and the North Sea account for approximately 80% of the capital program.

The strategy for Talisman’s North American operations is disciplined organic growth through drilling, focusing on material, scalable, conventional gas plays. We continue to be the leading deep gas driller in Western Canada. More than 90% of our spending in Canada and the US Lower 48 is being directed toward natural gas projects. Half of this is focused on four core gas areas: the Alberta Foothills, Edson, Bigstone/Wild River and Monkman. The sale of non-core, mature properties, combined with significant land purchases, has rejuvenated our Western Canadian land base and we are better positioned for long term growth.

Talisman’s successful North Sea strategy has been to develop commercial hubs around core operated properties and infrastructure; 2007 should see the completion of several development projects and integration of the Fulmar/Auk assets. Key projects include Tweedsmuir, Duart, Enoch, Wood, Blane and Affleck, as well as the tieback of the Galley field to Tartan. In Norway, work is proceeding on the Rev and Yme field developments.

In Southeast Asia, Talisman will continue to focus on low cost oil and natural gas developments. In Indonesia, we are commissioning the Phase 2 expansion of our gas processing facilities at Corridor in preparation for new gas sales to West Java. In Malaysia and Vietnam, we will progress the Song Doc and the PM-3 CAA Northern Fields developments, with first production expected in 2008. In addition, we are delineating our oil discovery in Vietnam and plan to drill up to three additional exploration wells on this highly prospective block this year.

Talisman Energy 2006 Annual Report Summary	7

Talisman plans to spend $53 million in Algeria, most of which is related to Phase 2 expansion of the Greater MLN gas reinjection facilities. The Company also plans to spend approximately $65 million in Trinidad and Tobago for development drilling at Angostura and both onshore and offshore exploration drilling.

Elsewhere, we have built a highly prospective acreage position in Alaska. The 2007 program includes up to three high impact exploration wells. In Qatar, up to two exploration wells are planned for 2007. In Peru and Colombia, activities will be focused on seismic acquisition. We have built a very exciting international exploration portfolio, including Alaska and the Northwest Territories, which contains approximately 350 prospects and leads with upside exposure to over five billion boe of prospective resources (P50, net unrisked).

What is the rationale behind selling assets and buying back shares? Are you contemplating any other large sales or acquisitions?

JIM  My objective, and that of management and the Board, is to create value for shareholders. Because we have no control over prices, one of the most important metrics is production per share, which represents measurable value. Talisman’s goal is to grow production per share at a rate of at least 5 to 10% annually.

The non-core assets we are selling represent about 10% of the Company’s production and we do not see meaningful production growth from them. These sales also simplify the asset base and free our people to focus on higher value projects.

Using some of these proceeds to increase our per share metrics at an attractive price is highly accretive to shareholder value. We continually review new opportunities, including tuck-in acquisitions, although right now I am happy with our core assets and with the organic production growth we expect in 2008 and 2009.

There has been some discussion among the analyst community of splitting up the Company. What are your views?

JIM  The opinion that the sum of the parts is greater than the whole is really a statement that our true value is not recognized by the market. With our current course of action, I believe we will rectify this by delivering strong operating and financial results, which, over time, should attract the right valuation.

Some investors say we are hard to value. This is likely true, but it is the result of diversity, which we view as a strength. Talisman provides comprehensive segmented information as well as detailed guidance to assist analysts and investors with their financial and operational estimates. There are no obvious operating efficiencies from two or three separate companies; in fact, the opposite is true. The time, effort, cost and potential tax inefficiencies from a breakup could see significant leakage of shareholder value. Additionally, we would not want to do anything that would have an adverse impact on our credit ratings or debt holders.

We have built a very exciting international exploration portfolio, including Alaska and the Northwest Territories, which contains approximately 350 prospects and leads with upside exposure to over five billion boe of unrisked prospective resources.

Using some of these proceeds to increase our per share metrics at an attractive price is highly accretive to shareholder value.

8	Talisman Energy 2006 Annual Report Summary

Talisman has one of the highest returns on capital employed and best recycle ratios among the peer group.

Our operations people in North America believe we have 10 or more years of growth opportunities in and around our deep gas plays.

In the North Sea, we operate eight fields with almost five billion barrels of original hydrocarbons in place and, 70% of this is remaining.

If this Company had different segments in unrelated businesses, a breakup might make more sense. But the oil and gas business is virtually the same wherever you go. We maintain a core of technical, commercial, financial and legal expertise at head office and have very strong regional centres. With video conferencing and high speed data communication, it is not difficult to manage our five major international operations offices.

We have examined this option carefully in the past and recognize the potential market arbitrage. However, I believe there is also value in having geographic and product diversity, particularly in a business where drilling results can be lumpy and commodity prices volatile. For example, when North American natural gas prices were falling last year, our international gas netbacks increased. Our exploration and development projects around the world compete for capital, which allows Talisman to continually high grade its investments. As evidence that this works, Talisman has one of the highest returns on capital employed and best recycle ratios among the peer group.

Some of your peers point to non-conventional oil and gas projects with 10 or more years of resource potential. Are you looking at non-conventional plays and how would you characterize Talisman’s long-term growth potential?

JIM  We continue to look at what we are doing versus the non-conventional business and we like our economics better. Talisman has a lot of shale and coal bed methane acreage but, when we run the economics, they are currently less attractive than our conventional plays. Similarly, the oil sands business is very capital and energy intensive with a lot of variability in the underlying resource quality. I believe that execution and operation of many of the projects will prove more difficult than expected.

By focusing on conventional oil and natural gas plays, we have the flexibility to quickly scale programs up or down. Talisman’s business model is repeatable, we still see a lot of opportunities in domestic deep gas and internationally with projects that generate high returns and pay out quickly. The deeper parts of the Canadian Basin are relatively underexplored. We have built a strong land position, we have experienced people and we continue to drill prolific wells; all supported by a midstream business operated by Talisman. Our operations people in North America believe we have 10 or more years of growth opportunities in and around our deep gas plays.

In the North Sea, we operate eight fields with almost five billion barrels of original hydrocarbons in place and 70% of this is remaining. The combination of Talismanowned infrastructure, new technology, current prices, extended-reach drilling, longer subsea tiebacks and the relative immaturity of the Norwegian sector means there is a lot of running room for a company our size in the North Sea.

In Southeast Asia, there is more than two trillion cubic feet of uncontracted gas in the Corridor field alone (Talisman share 36%), which is waiting to be booked upon completion of new gas sales contracts. We have over 60 mmboe of reserves in the Northern Fields under development in PM-3 CAA. In Vietnam, the potential on Block 15-2/01 looks very promising. There are a number of leads and prospects on the block and the risk has gone down considerably with our recent exploration success. This could become a new core producing area for Talisman.

Talisman Energy 2006 Annual Report Summary	9

We have significant exploration opportunities in each of our core producing areas, together with the upside we see in Alaska, Colombia and Peru. I believe this is the best exploration opportunity set we have had in Talisman’s history. Over the 15 years Talisman has been in business, we have consistently replaced reserves and grown production through the drill bit and we have achieved 10% annual average production per share growth. With the addition of new exploration acreage last year and ongoing development projects, Talisman is extremely well positioned for future growth.

Did the drop in oil and gas prices surprise you?

Have your long-term views changed?

JIM  No, I think that prices will fluctuate due to short term imbalances around a secular increasing trend. If you look at underlying industry supply/demand data, not much has changed from the highs to the lows.

At US$50 a barrel, I believe prices were too low. If oil demand grows at more than 1 to 2% annually, it will be increasingly difficult to continue to add enough new productive capacity. Underpinning the long-term price of oil is the fact that the world is consuming over 30 billion barrels a year and replacing only a fraction of this with new discoveries. In the long term, I see the need for significantly higher prices to moderate demand and bring new supplies onstream.

My view is that the marginal cost of new natural gas supplies in North America, including a lot of tight or shale gas, but excluding LNG, is likely above US$7 to $8/mcf. However, we have also seen industrial demand collapse at prices above US$10/mcf, so supply and demand should balance somewhere in between.

Any other comments?

JIM  I’d like to thank Talisman staff for their efforts this year. We have an exceptionally talented and dedicated group of people working for this Company. I’d also like to thank Mike McDonald, our former Executive Vice-President and Chief Financial Officer, and Joe Horler, our former Executive Vice-President, Marketing, both of whom retired in 2006, as well as the Talisman Board for their support and guidance over the past year.

James W. Buckee
President and Chief Executive Officer
March 13, 2007

We have large exploration opportunities in each of our core producing areas.

I think that prices will fluctuate due to short term imbalances around a secular increasing trend.

In the long term I see the need for significantly higher prices to moderate demand and bring new supplies onstream.

WTI Crude Oil and

NYMEX Gas Price

10	Talisman Energy 2006 Annual Report Summary

In 2006, the North Sea continued to be Talisman’s highest netback region.

Netbacks by Region

$/boe

business environment

commodity prices

The benchmark WTI oil price averaged $66.25/bbl in 2006, an increase of 17% compared to the previous year. World oil consumption reached a record 84.2 mmbbls/d. However, growth in world oil demand continued to slow, estimated at 0.7% in 2006, compared to 1.5% in 2005 and 4% in 2004. Despite limited spare production capacity and political unrest in oil producing regions, oil prices fell to US$60.17/bbl in the fourth quarter of 2006. The weakness was due to high inventory levels, fears of a US economic slowdown and predictions for lower demand growth.

NYMEX natural gas prices averaged US$7.26/mmbtu in 2006, a decrease of 15%, compared to 2005. US natural gas demand fell again in 2006, while record drilling and a benign hurricane season resulted in increased production and very high natural gas inventories at year-end.

Cold weather and OPEC production cuts combined to strengthen natural gas prices and stabilize oil prices in early 2007. Talisman’s 2007 cash flow forecast is based on a US$65/bbl WTI oil price, US$7.50/mmbtu NYMEX gas price and US$/C$ exchange rate of $0.90.

netbacks

Talisman’s realized oil and gas netbacks decreased by 0.5% to average $36.98/boe in 2006.

Sales prices averaged $57.45/boe, an increase of 1%, reflecting an increase in world oil prices and Talisman’s international natural gas prices, offset largely by the drop in North American natural gas prices. Although most oil and natural gas sales are priced off US dollar denominated benchmarks, Talisman reports its netbacks in Canadian dollars. The Canadian dollar strengthened by 6% against its US counterpart in 2006. This had an adverse effect on Talisman’s reported netbacks.

Royalty rates were unchanged at 17% in 2006.

Unit operating costs averaged $9.98/boe, an increase of 19% over the previous year. The increase is due to a change in Talisman’s production mix, as well as increased spending on maintenance, extended turnarounds and higher power costs.

Talisman reported a small hedging gain, although the Company remained relatively unhedged throughout the year.

Detailed information on the Company’s netbacks can be found in Talisman’s Annual Financial Report.

($ /boe)	2006	2005	2004	2003	2002
Sales price	57.45	56.67	42.75	38.51	32.89
Hedging (gain) loss	(0.37)	0.46	3.02	1.34	(0.46)
Royalty	9.58	9.41	7.04	6.18	5.74
Transportation	1.28	1.21	1.20	1.26	1.20
Operating expenses	9.98	8.41	7.26	6.98	6.14
Netback	36.98	37.18	24.23	22.75	20.27

Note: Excludes synthetic.

Talisman Energy 2006 Annual Report Summary	11

high quality reserves

Talisman’s proved reserves are approximately 46% high quality oil and liquids and 54% natural gas.

reserves

Talisman replaced 116% of production through drilling and revisions to proved reserves in 2006 and increased its total proved reserves by 2% to 1.67 billion boe. Net of royalties, the Company had 1.4 billion boe of proved reserves (up 4%).

At year-end, Talisman had 5.4 tcf of proved natural gas reserves and 767 mmbbls of proved oil and liquids reserves.

The Company added a record 471 bcf of proved natural gas reserves in North America, replacing 142% of production through drilling and revisions. Internationally, Talisman replaced 123% of liquids production organically.

	Oil & NGL	Natural Gas	BOE
Talisman proved reserves	(mmbbls)	(bcf)	(mm)
December 31, 2005	736	5,417	1,639
Discoveries, extensions and additions	80	564	174
Net acquisitions	11	(61)	1
Revisions	34	(34)	28
Production	(94)	(483)	(175)
Total Proved, December 31, 2006	767	5,403	1,667
Total Probable, December 31, 2006	544	2,650	986

At year-end, Talisman had a reserves life index of 9.5 years for proved reserves and 15.2 years for proved and probable reserves.

Approximately 38% of the Company’s total proved reserves are in North America, with the North Sea accounting for 29% and Southeast Asia 27%. At year-end, the Company had 986 mmboe of probable reserves, which comprise a large part of Talisman’s development inventory.

Exploration and development spending during 2006 totaled $4.4 billion, excluding Syncrude and Midstream expenditures. Net of acquisitions and divestitures, capital spending was $3.7 billion.

Talisman has an internal qualified reserves engineer who evaluates all of the Company’s reserves estimates. In addition, approximately 86% of Talisman’s proved reserves have been audited by outside engineering firms over the past four years.

Approximately 38% of the Company’s total proved reserves are in North America, with the North Sea accounting for 29% and Southeast Asia 27%.

Proved Reserves by Region

12	Talisman Energy 2006 Annual Report Summary

North America

Talisman's strategy in North America is disciplined growth through the drill bit, focusing on material, conventional plays where we have a competitive advantage.

We are the leading deep gas explorer in Western Canada, applying our technical skills on deep and multi-zone gas opportunities along the Foothills.

The Company believes it can grow its North American natural gas production at rates of 3 to 5% annually (excluding asset sales) through drilling and has at least 10 years of growth opportunities.

Grande Cache
2-5-60-10W6 in
Alberta Foothills.

Talisman Energy 2006 Annual Report Summary	13

2006 in review

In North America, the Company’s focus is on deeper, high deliverability wells in the Rocky Mountain Foothills, as well as multi-horizon plays in the overthrust belt. Talisman has built a substantial high working interest land position supported by Talisman-operated infrastructure.

Industry surveys show that Talisman has added more reserves per successful well than its peers over the past five years. The Company drilled a number of very high deliverability wells again in 2006. Talisman also replaced 142% of its North American natural gas production through drilling and revisions.

The Company announced it is developing a new natural gas area in the Outer Foothills, adding approximately 260,000 acres of land. The Lynx and Palliser Pipelines were completed and Talisman Midstream Operations transported a record 600 mmcf/d in February 2007. In Alaska, Talisman added to its landholdings and currently has approximately one million net acres.

natural gas production averaged 910 mmcf/d, compared to 915 mmcf/d in 2005;
liquids production averaged 53,227 bbls/d, compared to 56,304 bbls/d in 2005;

Talisman disposed of a number of low working interest properties. This lowered the Company’s production by 3,200 boe/d for the year (10.5 mmcf/d of gas and 1,432 bbls/d liquids). The Company also sold a 2% royalty interest in an undeveloped oil sands lease for $108 million. In early 2007, Talisman closed the sale of its indirect Syncrude interest for $477 million;

Talisman successfully drilled 496 gross natural gas and 194 oil wells;
exploration and development spending was $2.4 billion, with 90% directed toward natural gas;
Talisman added 471 bcf of proved natural gas reserves through drilling and revisions. At year-end, the Company had 2.8 tcf of proved natural gas reserves;
conventional operating costs averaged $6.95/boe, up from $5.87/boe in 2005, mainly due to increased processing, maintenance and power costs;
Talisman set new production records in its Alberta Foothills (193 mmcf/d) and Bigstone/Wild River (136.7 mmcf/d) regions;
the Company drilled another successful, deep Paleozoic well and three successful Triassic wells in its core Monkman Area;
in Appalachia, the Company drilled 33 successful gas wells, including two Trenton Black River wells that came onstream at 34 mmcf/d; and
Talisman was awarded approximately 851,000 gross acres in the Northwest Territories (50% working interest).

2007 outlook

exploration and development spending is expected to be $2.3 billion, with approximately 90% directed toward natural gas projects;
production is expected to average 900 mmcf/d of natural gas and 42,500 bbls/d of oil and liquids [1];
Talisman plans to participate in 448 wells, including up to three in Alaska, 30 in Appalachia, six in Monkman, 185 in the Edson area and 30 in the Alberta Foothills; and
Talisman intends to sell additional non-core assets with 2006 year-end production of approximately 16,000 boe/d.

1    Production targets have a confidence level of +/– 5% and include the impact of planned asset sales.

Production Growth

14	Talisman Energy 2006 Annual Report Summary

North Sea

Talisman is a leading independent operator in both the UK and Norwegian sectors of the North Sea. The Company has a proven track record with demonstrated technical, commercial and operating skills. Talisman has established a number of commercial core areas, which provide significant value through low risk development, exploration opportunities, secondary recovery and third party tariff revenue.

Talisman's focus is the Central North Sea where there is significant remaining hydrocarbon potential. Individual field and prospect sizes can be material for a company of Talisman's size and new technology and higher prices have greatly expanded the opportunity set.

Piper B Platform in UK North Sea.

Talisman Energy 2006 Annual Report Summary	15

2006 in review

In the North Sea, Talisman continued work on 11 development projects, which are expected to add substantial incremental production volumes between 2007 and 2009. The largest of these, the 45,000 boe/d Tweedsmuir development was more than 90% complete at year-end, with initial production expected in April 2007.

Talisman successfully integrated the Paladin assets from late 2005 and acquired the Fulmar and Auk fields in the UK. The Auk field has significant development potential. Talisman submitted a redevelopment plan for the Yme field in Norway early in 2007, a field that was abandoned during a period of low oil prices after having produced only 15% of the 340 mmbbls of original oil in place. Also during the year, Talisman rationalized its asset base in the UK through the divestment of non-operated interests in a number of non-core properties.

liquids production averaged 135,216 bbls/d, up from 132,716 bbls/d in 2005, primarily due to the acquisition of Paladin assets in late 2005;
natural gas production averaged 140 mmcf/d, an increase of 17% from 120 mmcf/d in 2005;
exploration and development spending was $1.6 billion;

Talisman drilled 29 successful oil and gas development wells, including wells at Clyde, Tartan, Claymore and Piper, as well as three successful exploration wells. A successful infill drilling program was also carried out in the Varg and Veslefrikk areas;

Talisman added 100 mmboe of proved reserves and had 486 mmboe of proved reserves at year-end. The additions include 26 mmboe of proved reserves acquired through the purchase of the Auk field and 87% of the Fulmar field and a decrease of 10 mmboe through asset sales;

operating costs averaged $18.00/boe, up from $15.54/boe in 2005, due in part to the increased cost of fuel gas and facility maintenance;
Talisman sold interests in a number of minor properties with combined production of 9,200 boe/d (net Talisman share); and

early in 2007, the Company also announced it had entered into an agreement to sell its interests in the Brae region (19,000 boe/d, net Talisman share). This sale is expected to be completed near the end of 2007.

2007 outlook

production is expected to average 155,000 bbls/d of oil and liquids and 124 mmcf/d of natural gas [1];
Tweedsmuir production is expected to come onstream with first oil in April 2007;
first production from the Wood, Enoch and Blane fields is expected during the first half of 2007;
development of the Rev and Yme projects in Norway is underway with first production expected in 2008 and 2009, respectively;

exploration and development spending in the UK is expected to be approximately $1.2 billion, while exploration and development spending in Scandinavia is expected to increase 32% to approximately $440 million, as a result of increased exploration drilling and the Rev and Yme development projects; and

Talisman plans to participate in 12 exploration wells and 41 development wells.

1    Production targets have a confidence level of +/– 5% and include the impact of planned asset sales.

Production Growth

16	Talisman Energy 2006 Annual Report Summary

Southeast Asia

Southeast Asia continues to be an area of opportunity and growth for Talisman. The Company operates in Indonesia, Malaysia and Vietnam.

Southeast Asia has world-class hydrocarbon basins in a region with strong economic and energy demand growth. Some areas in the region have only seen first phase exploration by the super majors, leaving room for significant opportunities. Capital and operating costs are very low and investment returns are attractive, particularly as Production Sharing Contract terms allow for quick recovery of investment capital.

SA-A

South Angsi Platform offshore Malaysia/Vietnam.

Talisman Energy 2006 Annual Report Summary	17

2006 in review

In Southeast Asia, Talisman commenced work on the 40,000 boe/d Northern Fields development project in Malaysia/Vietnam, with first oil expected in the third quarter of 2008. In Vietnam, Talisman’s first exploration well on Block 15-2/01, Hai Su Trang, was successful, testing at 14,863 bbls/d of oil.

In Indonesia, work continued on the Suban 2 gas expansion project in the Corridor PSC, including installation of two new gas trains, additional pipeline and infrastructure. The Company also participated in a gas well (Suban 10), which is currently on production at 150 mmcf/d (gross sales gas). First gas sales to West Java are expected in mid-2007.

     natural gas production averaged 292 mmcf/d, an increase of 3% from 284 mmcf/d in 2005;

     liquids production averaged 51,582 bbls/d, an increase of 45% from 35,476 bbls/d;

     exploration and development spending totaled $331 million;

     Talisman drilled 31 successful oil and gas wells, including three exploration wells;

     operating costs averaged $4.47/boe, up from $2.94/boe in 2005, mainly due to increased fuel costs, an extended turnaround (weather related) and higher cost properties acquired in the Paladin transaction;

     in Malaysia, the Bunga Tulip development came onstream at 4,000 boe/d in the fourth quarter of 2006;

     the Song Doc development in Vietnam was approved and sanctioned;

     construction of a new third party pipeline to transport Corridor gas to West Java commenced;

     first sales of natural gas from Southeast Sumatra to Perusahaan Listrik Negara occurred in the second quarter of 2006; and

     a PSC on the Pasangkayu deepwater exploration block was signed in September 2006.

2007 outlook

     production is expected to average 303 mmcf/d of natural gas and 45,200 bbls/d of oil and liquids 1;

     exploration and development spending is expected to be approximately $670 million;

     Talisman plans to participate in up to 14 exploration wells and 58 development wells;

     development of the Northern Fields in PM-3 CAA will progress with first oil expected in the third quarter of 2008;

     in Vietnam, development of Song Doc will continue with first oil expected in second quarter 2008;

     in Indonesia, first gas sales to West Java are expected in mid-2007; and

     in Vietnam, three exploration wells are planned in Block 15-2/01.

1    Production targets have a confidence level of +/– 5%.

Production Growth

18	Talisman Energy 2006 Annual Report Summary

other international areas

Angostura Central
Processing Plant offshore
Trinidad and Tobago.

Talisman Energy 2006 Annual Report Summary	19

North Africa

In Algeria, Talisman has a 35% non-operated interest in the Greater MLN project in Block 405a, located in eastern Algeria. In addition, the Company has a 2% interest in the unitized Ourhoud Field in Algeria and 5 to 10% non-operated interests in Tunisia. Liquids production in 2006 averaged 13,193 bbls/d, a 14% decrease from 2005 production, primarily due to an extended compressor outage at MLN.

In 2006, the greater MLN Phase 2 project continued with full gas injection expected in late 2007.

In 2006, the Greater MLN Phase 2 project continued, with full gas injection expected in late 2007. During the year, the Company also continued planning for development of the EMK-TAGI field in the southern portion of Block 405a. First oil from the EMK project is expected in 2010.

In Tunisia, Talisman participated in two exploration wells, which were both successful in January 2007. The Company also entered into an agreement to farm-in to the prospective El Hamra Block in Tunisia.

Exploration and development spending in 2006 totaled $74 million. In 2007, spending is expected to be about $60 million, which includes drilling up to five exploration wells, 19 development wells and sanction of the EMK project.

Trinidad and Tobago

Talisman has a 25% non-operated interest in the Greater Angostura project, an oil and gas development in Block 2(c) offshore Trinidad and Tobago. Development continued in 2006 with the drilling of four additional wells. Liquids production in 2006 averaged 8,366 bbls/d, compared to 10,111 bbls/d in 2005, due in part to a mechanical failure in late November.

In Trinidad and Tobago, the Ruby-1 well was successful, testing at approximately 5,000 bbls/d of oil.

Offshore on Block 3a, the Kingbird exploration well was successful. A subsequent well, Ruby-1, was also successful, testing at approximately 5,000 bbls/d of oil. On the onshore Eastern Block, three exploration wells were plugged and abandoned.

Exploration and development spending in 2006 totaled $84 million. In 2007, spending is expected to be $65 million, which includes drilling up to seven exploration and four development wells.

Latin America

In Colombia, Talisman has non-operated interests in a number of blocks. Talisman was successful in bidding for the Niscota exploration block in the Llanos overthrust belt. Capital spending in 2007 is expected to be $17 million.

In Peru, Talisman has a 100% operated interest in Block 101, pending government approval, and a 25% non-operated interest in Block 64. Capital spending in 2007 is expected to be $9 million for seismic acquisition.

Qatar

Talisman holds a 100% interest in Block 10 offshore Qatar. During 2006, the Company drilled an unsuccessful well on the block. In 2007, Talisman plans to spend $25 million in order to drill up to two additional exploration wells.

20	Talisman Energy 2006 Annual Report Summary

an experienced management team

(back row left to right)

Philip D. Dolan

Vice-President, Finance

and Chief Financial Officer

Ronald J. Eckhardt

Executive Vice-President,

North American Operations

Robert M. Redgate

Executive Vice-President,

Corporate Services

John ‘t Hart

Executive Vice-President,

Exploration

A. Paul Blakeley

Executive Vice-President,

International Operations (East)

T. Nigel D. Hares

Executive Vice-President,

International Operations (West)

(front row left to right)

M. Jacqueline Sheppard

Executive Vice-President, Corporate

and Legal and Corporate Secretary

James W. Buckee

President and Chief Executive Officer

strategy

Talisman’s mission is to create value for its shareholders, with a focus on growing reserves, production and cash flow per share 1. Our primary measure is production per share, with a target of 5 to 10% annual growth.

Energy is a vital business and demand will continue to increase with global population and economic growth. Oil and natural gas account for approximately 60% of global energy consumption and will continue to be the main sources for decades to come. Oil and natural gas are non-renewable resources and it is our belief that the higher prices seen in recent years are required to ration demand and bring on new supplies.

Talisman is predominantly an upstream oil and gas company and this is where our expertise lies. Skills and knowledge are transferable between oil and gas operations around the world. We believe that successful exploration and development create the most value for our shareholders.

We have a diverse set of operations and opportunities. We are the leading deep gas explorer in Western Canada as well as a leading independent operator in the North Sea. Our portfolio of oil and gas assets in a number of proven hydrocarbon basins lessens risk and provides us with a large opportunity set for a company of our size. Our international assets and expertise allow Talisman to continue to find large, high value, international opportunities.

We operate the majority of our production and maintain relatively high working interests. This enables us to have a measure of control over projects, timing and costs. In addition, the Company pursues a number of high impact exploration opportunities, typically directing 5 to 10% of overall capital spending to these ventures.

1    Non-GAAP measure. See advisories on page 36.

Talisman Energy 2006 Annual Report Summary	21

corporate governance and corporate responsibility

Talisman’s commitment to corporate governance and corporate responsibility contributes to the creation of long-term value for our shareholders.

responsibilities of the board of directors

Talisman’s Board of Directors sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company’s assets. The Board oversees the conduct of the business and management, which, in turn, is responsible for developing long-term strategy and conducting the Company’s day-to-day business.

Among its duties, the Board ensures systems are in place to manage the risks and, through the Chief Executive Officer, sets the attitude and disposition of the Company toward regulatory compliance, environmental, health and safety policies, and financial practices and reporting.

independence of the board and board committees

All of Talisman’s directors, except for the President and Chief Executive Officer, are independent. Talisman’s Board has appropriate structures in place to ensure that the Board can function independently of management. All committees of the Talisman Board are composed entirely of independent directors, with the exception of the Executive Committee and the Pension Funds Committee, the majority of whose members are independent.

The roles of the Chairman of the Board and the Chief Executive Officer have been split since 1993 and Douglas D. Baldwin, the Chairman of the Board, is an independent director. The terms of reference for the Board, each Board Committee, the Chief Executive Officer and the Chairman of the Board have been in place since 1995 and are regularly reviewed and updated to reflect new legislation, refinements in roles and responsibilities and best practices.

board and director effectiveness

The ability of any board of directors to carry out its mandate and statutory obligations is contingent on maintaining an effective board and on recruiting and retaining effective directors. To ensure continuing effectiveness, assessments of the Board, its Committees and individual directors (including special assessments of the Chairman of the Board and Committee Chairs) are conducted on an annual basis.

All of Talisman’s directors, except for the President and Chief Executive Officer, are independent.

To ensure continuing effectiveness, assessments of the Board, its Committees, and individual directors are conducted on an annual basis.

22	Talisman Energy 2006 Annual Report Summary

Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201.

The Board’s ongoing succession and recruitment processes are also designed to ensure the continuing effectiveness of the Board and its Committees. To assist in the director selection process, the Governance and Nominating Committee has created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company’s governance framework and current Board composition. In 2006, the Governance and Nominating Committee updated its profile of all current directors’ experience and qualifications to assist in succession planning. The Governance and Nominating Committee also reviewed the Board Succession Policy in detail, and considered it against various governance principles, including mandatory retirement ages and term limits for directors.

stock exchange and regulatory compliance

Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, CSA Rules), all of the NYSE corporate governance listing standards applicable to non-US companies and substantially all of the NYSE corporate governance listing standards applicable to US companies.

With respect to the NYSE corporate governance listing standards, Talisman’s corporate governance practices differ in only three aspects from those applicable to US companies.

First, the NYSE listing standards require that the Audit Committee charter specify that the Audit Committee assist the Board of Directors in its oversight of Talisman’s compliance with legal and regulatory requirements. Talisman’s Board oversees Talisman’s compliance with legal and regulatory requirements and this responsibility specifically forms part of the Board’s Terms of Reference. Each of the Board committees assists the Board in its oversight of Talisman’s compliance with legal and regulatory requirements in each of their areas of responsibility.

Second, the NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage of the issuer’s outstanding securities, and must also be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.

Talisman Energy 2006 Annual Report Summary	23

Finally, the NYSE listing standards require that any waivers of a company’s code of business conduct and ethics for directors or executive officers be promptly disclosed. Talisman complies with the requirements of the CSA Rules, which specify that material departures from the Company’s Policy on Business Conduct and Ethics (PBCE) by a director or executive officer that constitute a material change to Talisman will be promptly disclosed to shareholders.

corporate responsibility – beyond regulatory compliance

The foundational governance structures listed above have allowed Talisman to move beyond traditional indicators of good governance into industry-leading practices in corporate responsibility. Talisman integrates its corporate responsibility initiatives into its day-to-day oil and gas operations and decision making activities. The Company recognizes corporate responsibility as a tool that helps the Company manage risks, including maintaining its social licence to operate, its employee recruitment and retention efforts and the need for access to capital. Talisman’s global corporate responsibility framework includes the following:

Policy on Business Conduct and Ethics Since being formed as an independent company in 1992, Talisman has maintained and updated its PBCE. This policy is a statement of principles to which Talisman is committed and is designed to direct all employees, officers and directors of Talisman and its subsidiaries in determining ethical business conduct.

Annual compliance certificate process for PBCE All employees of Talisman worldwide and its directors are required on an annual basis, to complete a certificate certifying compliance with the PBCE.

Online ethics training In 2005, Talisman internally developed and launched an online ethics training program, which all employees worldwide are required to complete biennially.

Risk assessments Multi-departmental risk assessments, both technical and non-technical, are completed for new investments or new country entries.

Security Policy The objectives of the Security Policy are to assist Talisman in creating a safe work environment for its employees and assets, to assist the Company in promoting respect for human rights and advancing best practices with governments, joint venture participants and third parties. One of the most fundamental principles in the Security Policy obligates Talisman to conduct itself in accordance with the Voluntary Principles on Security and Human Rights.

Incorporation of Security Policy in international operating agreements In accordance with the Company’s joint operating agreement (JOA) guidelines, Talisman endeavours to include our Environmental and Community Relations guidelines and a commitment to the Talisman Security Policy or the Voluntary Principles on Security and Human Rights in all new international JOAs (outside the UK).

Talisman believes that investing in the communities where we live and work supports our business. In 2006, Talisman invested more than $6 million in community development initiatives globally. Talisman (Vietnam) sponsored the Asia Injury Foundation’s “Helmets for Kids Program” in Ho Chi Minh City.

Talisman integrates its corporate responsibility initiatives into its day-to-day oil and gas operations and decision making activities.

24	Talisman Energy 2006 Annual Report Summary

To request a copy of Talisman’s 2006 Corporate Responsibility Report or Summary Report, please visit our website at www.talisman-energy.com

Adoption of EITI and Global Compact Talisman participates in global multistakeholder initiatives such as the Global Compact and the Extractive Industries Transparency Initiative to learn from and share information with a broad spectrum of stakeholders.

Stakeholder and community consultations Talisman regularly solicits community, NGO and government feedback on potential risks associated with a project before commencing operations or entering into contractual arrangements.

Third party verifications Annual third party verified reporting of corporate responsibility initiatives and impacts are undertaken.

Talisman’s 2006 corporate responsibility report – “risky business”

Since 2000, Talisman has annually prepared a Corporate Responsibility Report for its global stakeholders. These third-party verified reports detail Talisman’s corporate responsibility initiatives and impacts, helping stakeholders better understand and evaluate the Company’s corporate responsibility performance.

Talisman’s Corporate Responsibility Reports enhance transparency, ensure accountability, engage stakeholders and help improve the Company’s social and environmental performance.

“Risky business” addresses the most significant corporate responsibility-related risks the Company faced in 2006 and describes how the Company managed them.

additional information

For more information on Talisman’s corporate governance and corporate responsibility initiatives, please see the following documents, which are posted at www.talisman-energy.com:

Talisman’s corporate governance statement, which appears as Schedule A to Talisman’s Management Proxy Circular dated March 13, 2007;

Terms of reference of the Board and each of its Committees; and

Talisman’s 2006 Corporate Responsibility Report.

Each of the above documents is available in print to any shareholder upon request.

Talisman Energy 2006 Annual Report Summary	25

consolidated balance sheets (unaudited)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2006 Annual Financial Report.

December 31 (millions of C$ )	2006	2005
		(restated)

Assets
Current
Cash and cash equivalents	103	145
Accounts receivable	1,136	1,219
Inventories	368	170
Prepaid expenses	25	20
Assets of discontinued operations	443	793
	2,075	2,347
Accrued employee pension benefit asset	50	57
Other assets	102	74
Goodwill	1,543	1,434
Property, plant and equipment	17,691	14,196
Assets of discontinued operations	–	246
	19,386	16,007
Total assets	21,461	18,354
Liabilities
Current
Bank indebtedness	39	15
Accounts payable and accrued liabilities	2,477	2,336
Income and other taxes payable	412	649
Liabilities of discontinued operations	235	238
	3,163	3,238
Deferred credits	59	74
Asset retirement obligations	1,865	1,223
Other long-term obligations	157	216
Long-term debt	4,560	4,263
Future income taxes	4,350	3,367
Liabilities of discontinued operations	–	178
	10,991	9,321
Non-controlling interest	–	66
Shareholders’ equity
Common shares	2,533	2,609
Contributed surplus	67	69
Cumulative foreign currency translation	122	(265)
Retained earnings	4,585	3,316
	7,307	5,729
Total liabilities and shareholders’ equity	21,461	18,354

The prior year numbers have been restated to reflect the results of discontinued operations and the treatment of bank indebtedness.

Talisman’s 2006 Annual Financial Report contains the detailed Management’s Discussion and Analysis, Consolidated Financial Statements and Notes, and Supplementary Information and can be obtained from the Company or viewed online at www.talisman-energy.com.

26	Talisman Energy 2006 Annual Report Summary

consolidated statements of income (unaudited)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2006 Annual Financial Report.

Years ended December 31 (millions of C$ unless otherwise indicated)	2006	2005	2004
		(restated)	(restated)

Revenue
Gross sales	9,362	8,888	6,299
Less hedging (gain) loss	(66)	77	480
Gross sales, net of hedging	9,428	8,811	5,819
Less royalties	1,603	1,516	1,059
Net sales	7,825	7,295	4,760
Other	119	112	80
Total revenue	7,944	7,407	4,840
Expenses
Operating	1,651	1,338	1,091
Transportation	207	185	174
General and administrative	233	201	183
Depreciation, depletion and amortization	2,005	1,689	1,479
Dry hole	296	241	311
Exploration	318	275	238
Interest on long-term debt	166	163	173
Stock-based compensation	51	633	171
Other	(29)	39	89
Total expenses	4,898	4,764	3,909
Income from continuing operations before taxes	3,046	2,643	931
Taxes
Current income tax	752	978	427
Future income tax (recovery)	552	127	(143)
Petroleum revenue tax	290	184	128
	1,594	1,289	412
Net income from continuing operations	1,452	1,354	519
Net income from discontinued operations	553	207	135
Net income	2,005	1,561	654
Per common share (C$)
Net income from continuing operations	1.33	1.23	0.45
Diluted net income from continuing operations	1.29	1.20	0.44
Net income from discontinued operations	0.51	0.18	0.12
Diluted net income from discontinued operations	0.50	0.18	0.12
Net income	1.84	1.41	0.57
Diluted net income	1.79	1.38	0.56
Average number of common shares outstanding (millions)	1,092	1,104	1,149
Diluted number of common shares outstanding (millions)	1,122	1,131	1,170

Prior years have been restated to reflect the results of discontinued operations.

Talisman Energy 2006 Annual Report Summary	27

consolidated statements of cash flows (unaudited)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2006 Annual Financial Report.

Years ended December 31 (millions of C$)	2006	2005	2004
		(restated)	(restated)

Operating
Net income from continuing operations	1,452	1,354	519
Items not involving cash	2,690	2,631	1,820
Exploration	318	275	238
	4,460	4,260	2,577
Changes in non-cash working capital	(374)	199	203
Cash provided by continuing operations	4,086	4,459	2,780
Cash provided by discontinued operations	288	412	339
Cash provided by operating activities	4,374	4,871	3,119
Investing
Corporate acquisitions	(66)	(2,549)	–
Capital expenditures
Exploration, development and corporate	(4,576)	(3,159)	(2,498)
Acquisitions	(201)	(260)	(317)
Proceeds of resource property dispositions	112	17	75
Changes in non-cash working capital	246	138	50
Discontinued operations	715	(331)	(67)
Cash used in investing activities	(3,770)	(6,144)	(2,757)
Financing
Long-term debt repaid	(4,570)	(1,294)	(1,069)
Long-term debt issued	4,786	3,129	912
Common shares purchased	(656)	(352)	(284)
Common share dividends	(163)	(125)	(114)
Deferred credits and other	(77)	(9)	164
Changes in non-cash working capital	–	(3)	(10)
Cash provided by (used in) financing activities	(680)	1,346	(401)
Effect of translation on foreign currency cash and cash equivalents	10	19	(21)
Net (decrease) increase in cash and cash equivalents	(66)	92	(60)
Cash and cash equivalents net of bank indebtedness, beginning of year	130	38	98
Cash and cash equivalents net of bank indebtedness, end of year	64	130	38

Prior years have been restated to reflect the results of discontinued operations.

28	Talisman Energy 2006 Annual Report Summary

historical financial summary

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2006 Annual Financial Report.

Years ended December 31 (millions of C$)	2006[1]	2005[1]	2004[1]	2003	2002	2001	2000	1999	1998	1997

Balance sheets
Total assets	21,461	18,354	12,408	11,780	12,020	11,234	9,037	8,198	5,556	5,195
Income statements
Total revenue	7,944	7,407	4,840	4,598	4,579	4,140	3,989	1,975	1,371	1,430
Total expenses	4,898	4,764	3,909	3,650	3,523	2,886	2,462	1,529	1,751	1,239
Gain on sale of Sudan operations	–	–	–	296	–	–	–	–	–	–
Income (loss) before taxes	3,046	2,643	931	1,244	1,056	1,254	1,527	446	(380)	191
Taxes
Current income tax	752	978	427	229	258	342	334	49	15	38
Future income tax (recovery)	552	127	(143)	(53)	157	60	194	107	(93)	64
Petroleum revenue tax	290	184	128	92	124	149	150	31	20	32
	1,594	1,289	412	268	539	551	678	187	(58)	134
Net income (loss) from continuing operations	1,452	1,354	519	976	517	703	849	259	(322)	57
Net income from discontinued operations	553	207	135	–	–	–	–	–	–	–
Net Income (loss)	2,005	1,561	654	976	517	703	849	259	(322)	57

1 Adjusted for discontinued operations.

historical operations summary

Years ended December 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Daily average production[1]
Total oil and liquids (bbls/d)	261,635	249,984	228,434	216,716	272,740	251,014	244,351	158,323	146,749	130,177
Total natural gas (mmcf/d)	1,342	1,319	1,259	1,090	1,036	1,010	988	904	748	658
Total (mboe/d)	485	470	438	398	445	419	409	309	271	240
Production (boe/share)[2]	0.162	0.155	0.139	0.125	0.135	0.126	0.121	0.101	0.098	0.089
Proved reserves (boe/share)[2]	1.57	1.49	1.32	1.18	1.26	1.24	0.97	0.88	0.83	0.75

1 Production includes production for continuing and discontinued operations.

2 Prior years’ per common share numbers have been adjusted to reflect the three-for-one share split, which was effected in May 2006.

Talisman Energy 2006 Annual Report Summary	29

ratios and key indicator

Years ended December 31 (millions of C$ except where indicated)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Net income (loss)	2,005	1,561	654	976	517	703	849	259	(322)	57
Cash flow[1]	4,748	4,672	2,916	2,691	2,603	2,425	2,356	1,098	631	797
Exploration and development spending	4,578	3,179	2,538	2,180	1,848	1,882	1,179	996	1,145	951
Acquisitions	204	3,170	330	768	276	1,624	431	1,692	343	731
Dispositions	872	22	88	1,112	72	162	81	133	157	71
Debt/debt+equity (%)	38	43	34	36	46	48	41	45	50	45
Debt/cash flow (times)	1.0	0.9	0.8	1.0	1.3	1.4	1.0	2.4	3.3	2.2
Per common share (dollars)[2]
Net income (loss)	1.84	1.41	0.57	0.84	0.43	0.58	0.68	0.23	(0.32)	0.06
Cash flow[1]	4.35	4.23	2.54	2.32	2.16	2.00	1.90	0.98	0.63	0.81
Average royalty rate (%)	17	17	16	16	17	20	18	16	14	18
Unit operating costs ($/boe)	9.98	8.41	7.26	6.98	6.14	5.79	5.19	5.14	5.61	5.24
Unit DD&A ($/boe)	12.09	10.88	10.29	9.87	8.99	8.39	7.37	7.54	6.03	6.08

All data includes continuing and discontinued operations.

1 Non-GAAP measure. See advisories on page 36.

2 Prior years’ per common share numbers have been adjusted to reflect the three-for-one share split, which was effected in May 2006.

Historical Share Price Growth

(percentage change from January 1, 1992)

30	Talisman Energy 2006 Annual Report Summary

additional information

reconciliation of accounting principles

Talisman’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). A summary of the significant differences between Canadian and US GAAP follows. Additional information regarding US GAAP differences is contained in note 20 to the Company’s audited Consolidated Financial Statements contained in the 2006 Annual Financial Report.

net income in accordance with US GAAP

Years ended December 31 (millions of C$ unless otherwise stated)	2006	2005	2004
Net income from continuing operations – Canadian GAAP	1,452	1,354	519
Reconciling items between Canadian GAAP and US GAAP	(76)	(65)	40
Income from continuing operations	1,376	1,289	559
Income from discontinued operations	553	207	135
Income before cumulative effect of changes in accounting principles	1,929	1,496	694
Cumulative effect of changes in accounting principles, net of tax	(9)	–	–
Net income – US GAAP	1,920	1,496	694
Net income per common share (C$)[1]
Basic	1.76	1.36	0.60
Diluted	1.71	1.32	0.59

1 Prior years’ per common share numbers have been adjusted to reflect the three-for-one share split, which was effected in May 2006.

comprehensive income in accordance with US GAAP

Years ended December 31 (millions of C$)	2006	2005	2004

Net income – US GAAP	1,920	1,496	694
Other comprehensive income
Unrealized foreign exchange gain on translation of self-sustaining operations	179	40	288
Minimum pension liability, net of tax	–	(8)	–
Unrealized change in fair value of financial instruments, net of tax	92	(20)	(40)
Comprehensive income – US GAAP	2,191	1,508	942

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2006 Annual Financial Report.

Talisman Energy 2006 Annual Report Summary	31

additional information (continued)

balance sheet items in accordance with US GAAP follows:

	2006		2005
December 31 (millions of C$)	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Total liabilities and shareholders’ equity	21,461	21,728	18,354	18,551

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2006 Annual Financial Report.

net production (after royalties)

	2006	2005	2004	2003	2002

Crude oil and liquids (bbls/d)
North America	39,382	42,613	43,303	45,035	47,182
United Kingdom [1]	101,682	105,582	114,906	110,580	122,231
Scandinavia [2]	32,327	25,676	5,862	2,711	–
Southeast Asia [3]	29,211	21,406	20,884	14,853	14,025
Other
North Africa [4]	7,674	9,449	8,338	3,351	–
Sudan	–	–	–	6,997	36,346
Trinidad and Tobago	7,142	8,545	–	–	–
Total oil and liquids	217,418	213,271	193,293	183,527	219,784
Natural gas (mmcf/d)
North America	744	733	715	678	665
United Kingdom [1]	119	103	102	102	107
Scandinavia [2]	14	9	3	1	–
Southeast Asia [3]	214	198	194	110	89
Total natural gas	1,091	1,043	1,014	891	861
Total conventional (mboe/d)	399	387	362	332	363
Synthetic oil (Canada) (mbbls/d) [5]	3.0	2.6	2.9	2.5	2.8
Total (mboe/d)	402	390	365	335	366

1 United Kingdom includes the UK and the Netherlands.

2 Scandinavia includes Denmark from 2005.

3 Southeast Asia includes Indonesia, Malaysia/Vietnam and from 2005, Australia.

4 North Africa includes production from Algeria and from 2005, Tunisia.

5 Talisman sold its indirect interest in Syncrude on January 2, 2007.

32	Talisman Energy 2006 Annual Report Summary

market information

			2006			2005			2004
		TSX		NYSE	TSX		NYSE	TSX		NYSE
common shares [1]		(C$)		(US$)	(C$)		(US$)	(C$)		(US$)

Share price ($)	High	24.84		21.62	20.83		18.08	11.70		9.55
	Low	16.12		14.21	10.50		8.36	7.84		5.88
	Close	19.80		16.99	20.53		17.63	10.78		8.99

Shares traded (millions)	First quarter	304.9		247.4	298.2		107.7	258.6		70.2
	Second quarter	291.4		211.9	270.6		118.2	245.7		82.2
	Third quarter	300.7		146.9	278.1		125.7	243.9		57.6
	Fourth quarter	290.6		174.1	300.3		153.6	299.7		62.1
	Year	1,187.6		780.3	1,147.2		505.2	1,047.9		272.1
Year-end shares outstanding (millions)			1,064			1,099			1,126
Weighted average shares outstanding (millions)			1,092			1,104			1,149
Year-end stock options outstanding (millions)			63.9			64.5			62.4

1 Prior years have been adjusted to reflect the three-for-one share split, which was effected in May 2006.

Talisman Energy 2006 Annual Report Summary	33

directors and executives

board of directors

Douglas D. Baldwin 2,3,4,6

Chairman, Talisman Energy Inc.

Alberta, Canada

James W. Buckee 2,5

President and Chief Executive Officer, Talisman Energy Inc.

Alberta, Canada

William R. P. Dalton 1,5

Corporate Director

Arizona, United States

Kevin S. Dunne 3,5,6

Corporate Director

British Virgin Islands

Lawrence G. Tapp 1,4

Chairman, ATS Automation Tooling Systems Inc.

British Columbia, Canada

Stella M. Thompson 2,4,5

Principal, Governance West Inc., President, Stellar Energy Ltd.

Alberta, Canada

Robert G. Welty 1,3

Chairman and Director, Sterling Resources Ltd.

Alberta, Canada

Charles R. Williamson 3,4

Corporate Director

California, United States

Charles W. Wilson 1,2,6

Corporate Director

Colorado, United States

executives

James W. Buckee President and Chief Executive Officer

A. Paul Blakeley Executive Vice-President, International Operations (East)

Philip D. Dolan Vice-President, Finance and Chief Financial Officer

Ronald J. Eckhardt Executive Vice-President, North American Operations

T. Nigel D. Hares Executive Vice-President, International Operations (West)

Robert M. Redgate Executive Vice-President, Corporate Services

M. Jacqueline Sheppard Executive Vice-President, Corporate and Legal,

and Corporate Secretary

John ‘t Hart Executive Vice-President, Exploration

corporate information

executive office

Talisman Energy Inc. 3400, 888 – 3rd Street SW

Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234 Facsimile: (403) 237-1902

Website: www.talisman-energy.com

E-mail: tlm@talisman-energy.com

select field offices

Talisman Energy (UK) Limited Talisman House, 163 Holburn Street,

Aberdeen, Scotland, United Kingdom AB10 6BZ

Telephone: 44 (1224) 352-500 Facsimile: 44 (1224) 354-300

Talisman Energy Norge A.S. Verven 4, 4 Etasje, Norway

Telephone: 47 (5200) 2000 Facsimile: 47 (5200) 1500

Goal Petroleum (Netherlands) B.V. Atrium Bldg c/o Regus Centre,

Strawinskylaan 3159, Amsterdam, The Netherlands 1077ZX

Telephone: 31 (20) 540-8840 Facsimile: 31 (20) 540-8854

Talisman Energy (Qatar) Inc. Box 22630, Suite 2-1,

Al Jaber Tower, Museum Street, Doha, Qatar

Telephone: (974) 435-1815 Facsimile: (974) 435-0980

Talisman (Asia) Limited Setiabudi Atrium Office, Suite 402,

Jl. HR Rasuna Said kav. 62-Kuningan, Jakarta 12920, Indonesia

Telephone: 62 (21) 521-0650 Facsimile: 62 (21) 521-0660

Talisman Malaysia Limited Level 31, Menara Citibank,

165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia

Telephone: (603) 2055-2888 Facsimile: (603) 2162-6972

Talisman Vietnam Limited Landmark Building, Unit 703,

5B Ton Duc Thang St, Dist. 3, Ho Chi Minh City, Vietnam

Telephone: (848) 823-8232 Facsimile: (848) 823-8237

Fortuna Energy Inc. 203 Colonial Drive, Suite 101,

Horseheads, New York, USA 14845

Telephone: (607) 795-1040 Facsimile: (607) 795-1041

Fortuna Exploration 3601 C Street, Suite 370,

Anchorage, Alaska, USA 33503

Telephone: (907) 644-4429 Facsimile: (907) 644-4892

Talisman (Trinidad) Petroleum Ltd. 9th Floor, Albion Plaza Energy Centre,

22-24 Victoria Avenue, Port of Spain, Trinidad, West Indies

Telephone: (868) 625-1515 Facsimile: (868) 624-7999

investor relations contacts

M. Jacqueline Sheppard Executive Vice-President, Corporate and Legal,

and Corporate Secretary (403) 237-1183

David W. Mann Senior Manager, Corporate and Investor Communications

(403) 237-1196

Christopher LeGallais Senior Manager, Investor Relations (403) 237-1957

1 Member of Audit Committee

2 Member of Executive Committee

3 Member of Governance and Nominating Committee

4 Member of Management Succession and Compensation Committee

5 Member of Pension Funds Committee

6 Member of Reserves Committee Corporate Information

34	Talisman Energy 2006 Annual Report Summary

investor information

common shares

Transfer agent

Computershare Investor Services Inc.

Calgary, Toronto, Montreal, Vancouver

Co-transfer agent

Computershare Trust Company N.A.

Authorized

Unlimited number of common shares and unlimited

number of first and second preferred shares

Issued

1,063,928,405 common shares at December 31, 2006

stock exchange listings

Common shares

Symbol: TLM

Canada: Toronto Stock Exchange

United States: New York Stock Exchange

public debt

Trustee

Computershare Trust Company of Canada

7.125% (US$) unsecured debentures

7.25% (US$) unsecured debentures

8.06% unsecured medium term notes

4.44% unsecured medium term notes

Trustee

JP Morgan Chase, London Branch

6.625% (£) unsecured notes

Trustee

Bank of Nova Scotia Trust Company of New York

5.125% (US$) unsecured notes

5.75% (US$) unsecured notes

5.85% (US$) unsecured notes

6.25% (US$) unsecured notes

Talisman is currently rated as

DBRS – BBB (high) (Stable)

Moody’s – Baa2 (Stable)

S&P – BBB+ (negative outlook)

private debt

6.89% (US$) unsecured notes, Series B

6.68% (US$) unsecured notes

dividends

In 2006, the Company paid dividends on Talisman’s common shares totaling $0.15 per share. The dividends were paid on June 30 and December 29, 2006. Talisman’s dividend policy is subject to review semi-annually by the Board of Directors.

Talisman confirms that all dividends paid to shareholders in 2006 are ‘eligible dividends’ pursuant to recently enacted provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in 2007 and subsequent years will be eligible dividends under such provisions.

Over the last three-year period, Talisman paid semi-annual dividends on its common shares 1, totaling $0.10/share in 2004, $0.11/share in 2005 and $0.15/share in 2006.

1 All per share amounts have been adjusted to reflect the Company’s three-for-one share split, which was effected in May 2006.

Talisman Energy 2006 Annual Report Summary	35

advisories

forward-looking statements

This Annual Report Summary contains statements that constitute forward-looking statements or forward-looking information (collectively ‘forward-looking statements’) within the meaning of applicable securities legislation.

Forward-looking statements are included throughout this Annual Report Summary, including among other places, under the headings ‘2006 Year in Review’, ‘2007 Outlook’, ‘Discussion with Dr. Jim Buckee’, ‘North America’, ‘North Sea’, ‘Southeast Asia’ and ‘Other International Areas’. These statements include, among others, statements regarding:

anticipated cash flow and cash flow per share;
estimates of future sales, production, production growth, production per share and operations or financial performance;
business plans for drilling, exploration and development;
the estimated amounts and timing of capital expenditures;
estimates of operating costs;
business strategy and plans or budgets;
outlook for oil and gas prices;
anticipated liquidity, capital resources and debt levels;
the estimated timing of and results of new development, including new production;
the anticipated schedule for completion of pipelines;
planned asset dispositions;
royalty rates and exchange rates; and
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: ‘expects’, ‘does not expect’ or ‘is expected’, ‘anticipates’ or ‘does not anticipate’, ‘plans’ or ‘planned’, ‘estimates’ or ‘estimated’, ‘projects’ or ‘projected’, ‘forecasts’ or ‘forecasted’, ‘believes’, ‘intends’, ‘likely’, ‘possible’, ‘probable’, ‘scheduled’, ‘positioned’, ‘goal’, ‘objective’ or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this Annual Report Summary. Statements that discuss business plans for drilling, exploration and development in 2007 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this Annual Report Summary, Talisman assumed a US$65/bbl West Texas Intermediate oil price, a US$7.50/mmbtu NYMEX natural gas price, a US$/C$ exchange rate of $0.90 and a C$/£ exchange rate of $2.05 in 2007.

This Annual Report Summary also discusses anticipated cash flow (both on an aggregate and per share basis). The material assumptions used in determining estimates of cash flow are the anticipated production volumes; estimates of realized sales prices, which are, in turn, driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; anticipated cash payments made by the Company upon surrender of outstanding stock options using the cash payment feature, which, in turn, are dependent on the trading level of the Company’s common shares and the number of stock options surrendered or exercised; and the anticipated amount of cash income tax and petroleum revenue tax.

Forecast production volumes are based on the midpoint of the estimated production range. Statements regarding estimated future production and production growth, as well as estimated financial results that are derived from or depend upon future production estimates (such as cash flow and cash provided by operating activities), incorporate the estimated impact of the sale of the Company’s indirect Syncrude interest which was completed on January 2, 2007, the anticipated completion of the UK Brae asset sale and the non-core asset disposition program in Canada. The completion of any contemplated asset acquisitions or dispositions is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions. The amount of taxes and cash payments made upon surrender of existing stock options is inherently difficult to predict.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand, including unpredictable facilities outages;
risks and uncertainties involving geology of oil and gas deposits;
the uncertainty of reserves estimates and reserves life and underlying reservoir risk;
the uncertainty of estimates and projections relating to production, costs and expenses;
potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;
the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;
health, safety and environmental risks;
uncertainties as to the availability and cost of financing and changes in capital markets;
uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;
risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
competitive actions of other companies, including increased competition from other oil and gas companies and companies providing alternative sources of energy;
changes in general economic and business conditions;
the effect of acts of, or actions against, international terrorism;
the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and
the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors that could affect the Company’s operations or financial results are included: (1) under the heading ‘Risk Factors’ in the Company’s Annual Information Form; and (2) under the headings ‘Risk Factors’, ‘Segmented Results Review of Continuing Operations’ and ‘Sensitivities’ in the Management’s Discussion and Analysis and elsewhere in the Company’s 2006 Annual Financial Report. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the US Securities and Exchange Commission (SEC).

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

reserves data and other oil and gas information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves, which Talisman also discloses voluntarily, have been

36	Talisman Energy 2006 Annual Report Summary

calculated using the definition of probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress (‘SFE/WPC’). Talisman’s estimates of proved reserves and probable reserves are based on the same price assumptions. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading ‘Note Regarding Reserves Data and Other Oil and Gas Information’ in Talisman’s Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this Annual Report Summary reflects Talisman’s estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this Annual Report Summary.

Throughout this Annual Report Summary, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes throughout this Annual Report Summary. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

The reserves replacement ratio of 116% (before acquisitions and dispositions) was calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated proved oil and gas reserves during 2006 by the Company’s 2006 conventional production. The reserves replacement ratio of 116% was calculated by dividing the sum of changes (revisions of estimates, discoveries, acquisitions and dispositions) to estimated proved oil and gas reserves during 2006 by the Company’s 2006 conventional production.

The Company’s management uses reserve replacement ratios, as described above, as an indicator of the Company’s ability to replenish annual production volumes and grow its reserves. It should be noted that a reserve replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The reserves life index of 9.5 years for proved reserves was calculated by dividing the year-end proved reserves by the Company’s 2006 conventional production. The reserves life index of 15.2 years for proved and probable reserves was calculated by dividing the year-end proved and probable reserves by the Company’s 2006 conventional production.

The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Any probable reserves, contingent and prospective resources and the calculations with respect thereto included in this news release do not meet the SEC’s standards for inclusion in documents filed with the SEC.

Notwithstanding that Talisman is not required to disclose contingent and prospective resources, it has done so using the definition for contingent and prospective resources set out by the SPE/WPC. There is essentially no material difference between the SPE/WPC definitions for contingent and prospective resources and the definitions set out in the Canadian Oil and Gas Handbook.

Contingent resources are those quantities of oil and/or gas which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be commercially recoverable.

Prospective resources are those quantities of oil and/or gas which are estimated, on a given date, to be potentially recoverable from undiscovered accumulations. There is no certainty that prospective resources will be discovered. Talisman’s estimate for its international exploration portfolio, including Alaska and the Northwest Territories, of 5 billion boe of prospective resources, is calculated on the basis of the P50 estimate of such prospective resources without reduction for the probability of exploration success or failure.

non-gaap financial measures

Included in this Annual Report Summary are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share and earnings from continuing operations. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of cash flow, cash flow per share and earnings from continuing operations may not be comparable to similarly titled measures by other companies. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows.

Years Ended December 31 ($ millions)	2006	2005	2004
Cash provided by operating activities	4,374	4,871	3,119
Changes in non-cash working capital	374	(199)	(203)
Cash flow	4,748	4,672	2,916

Net surplus cash flow is equal to revenue less royalties, operating costs and exploration and development spending. This term is not defined by GAAP in either Canada or the US. Consequently, it is referred to as a non-GAAP measure. The Company uses this information as an indicator of the amount of surplus funds in a particular operating segment which are available for other purposes.

Earnings from continuing operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an aftertax basis. This term is not defined by GAAP in either Canada or the US. Consequently, it is referred to as a non-GAAP measure. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Talisman’s reported results of cash flow and earnings from continuing operations may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income to earnings from operations follows.

Years Ended December 31 ($ millions, except per share amounts)	2006	2005	2004
Net income	2,005	1,561	654
Operating income from discontinued operations	197	207	135
Gain on disposition of discontinued operations	356	—	—
Net income from discontinued operations	553	207	135
Net income from continuing operations	1,452	1,354	519
Insurance expenses	10	2	—
Stock-based compensation (tax adjusted)[1,2]	32	447	119
Tax effects of unrealized foreign exchange gains on foreign denominated debt[2]	(27)	50	37
Tax rate reductions and other[2]	116	—	(46)
Earnings from continuing operations[3]	1,583	1,853	629
Per share[3]	1.45	1.68	0.55

1

Stock-based compensation expense relates to the closing value of the Company’s share price and the relationship to its outstanding stock options and cash units as at December 31, 2006. The Company’s stock-based compensation expense or recovery is based on the difference between the Company’s share price and the exercise price of its stock options and cash units.

2

Tax adjustments include the impact of Canadian corporate tax rate reductions and a 10% supplemental tax increase in the UK in 2006, as well as future taxes relating in part to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign denominated debt and insurance expenses.

3	This is a non-GAAP measure.

abbreviations and definitions

bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollars
DBRS	Dominion Bond Rating Service
Gj	gigajoules
LNG	Liquified Natural Gas
mbbls/d	thousand barrels per day
mboe	thousand barrels of oil equivalent
mboe/d	thousand barrels oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmbbls/d	million barrels per day
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
Moody’s	Moody’s Investors Service
NGL	Natural Gas Liquids
NGO	non government organization
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
PSC	Production Sharing Contract
S&P	Standard &Poor’s Corp.
SEC	Securities and Exchange Commission
tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate
£	Pound sterling

annual meeting

The annual meeting of shareholders of Talisman Energy Inc. will be held at 10:30 am on Wednesday, May 9, 2007 in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by the Internet, or (iii) by signing and returning the Form of Proxy or Voting Instruction form mailed with the Management Proxy Circular.

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman’s interest in production volumes (through working interests, royalty interests and net profit interests) before the deduction of royalties. Net production means Talisman’s interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial		Metric
1 ton	=	0.907 tonnes
1 acre	=	0.40 hectares
1 barrel	=	0.159 cubic metres
1 cubic foot	=	0.0282 cubic metres

designed and produced by smith + associates
www.smithandassoc.com
Please recycle.

Talisman has produced a separate Annual Financial Report, Corporate Responsibility Report and Corporate Responsibility Summary. These reports are available by contacting the Company and can also be viewed on its website.

"risky business"

TALISMAN
ENERGY